

August 30, 2013

<u>Via E-mail:</u>
Mr. Wang Xiaochu
Chairman of the Board of Directors and Chief Executive Officer
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100033

> **Re: China Telecom Corporation Limited**
> **Form 20-F for the year ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 1-31517**

Dear Mr. Wang:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the information requested in our comment so that we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F for the year ended December 31, 2012</u>

<u>Note 2. Acquisition of Certain CDMA Network Assets and Associated Liabilities, page F-10</u>

1.   We refer to your Mobile Network Acquisition effective December 31, 2012, which was recognized as an asset acquisition with the assets and associated liabilities acquired by the company stated at their respective purchase prices. Please tell us your basis for determining that this acquisition represents a transfer of a group of assets versus a business combination between entities under common control.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director